CUSIP No. 92240M108        Page 1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D/A
(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_________________________

VECTOR GROUP LTD.
(Name of Issuer)
___________________________
COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

92240M108
(CUSIP Number)

Howard M. Lorber
Vector Group Ltd.
4400 Biscayne Boulevard, 10th Floor
Miami, FL 33137
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2017
(Date of Event Which Requires Filing of this Statement)

____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M108        Page 2

1	NAME OF REPORTING PERSON
Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		7,422,995 (includes 2,269,468 acquirable upon exercise of options)
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		—
EACH	9	Sole Dispositive Power
REPORTING
PERSON		5,516,120 (includes 2,269,468 acquirable upon exercise of options)
WITH	10	Shared Dispositive Power

—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,383,620 (includes 2,269,468 acquirable upon exercise of options)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 92240M108        Page 3

PRELIMINARY STATEMENT:

This Amendment No. 4 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on July 23, 2014 (the “Schedule 13D”), and amended on November 12, 2014, August 15, 2015, and November 10, 2015 relating to the common stock, par value $0.10 per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.

Items 5 and 6 of Schedule 13D are hereby amended and supplemented while Item 7 of the Schedule 13D is hereby supplemented as follows:

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

(a) As of January 4, 2017, Mr. Lorber was the beneficial owner of, in the aggregate, 7,422,995 shares of Common Stock, which constituted approximately 5.7% of the 127,839,497 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016 (plus the 2,269,468 shares that may be acquired by Mr. Lorber or his assignee within 60 days upon exercise of options).

(b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 436,646 shares of Common Stock held by him, (ii) 2,583,153 shares held by Lorber Alpha II Limited Partnership, a Nevada limited partnership, (iii) 226,834 shares held by Lorber Gamma Limited Partnership, a Nevada limited partnership, and (iv) 19 shares in an Individual Retirement Account. Mr. Lorber's beneficial ownership also includes 2,269,468 shares of Common Stock that may be acquired by him within 60 days upon exercise of options and voting rights with respect to 1,906,875 Award Shares. Mr. Lorber has sole voting power over the Award Shares but will not gain investment power over those shares until the vesting conditions described in Item 4 have been satisfied.

Lorber Alpha II, LLC, a Delaware limited liability company, is the general partner of Lorber Alpha II Limited Partnership. Lorber Gamma, LLC, a Delaware limited liability company, is the general partner of Lorber Gamma Limited Partnership. Mr. Lorber is the managing member of each of Lorber Alpha II, LLC and Lorber Gamma, LLC Mr. Lorber disclaims beneficial ownership of 20,362 shares of Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c) On November 15, 2016, Mr. Lorber surrendered 100,016 shares of Common Stock to the Company at a price per share of $20.84 as payment of a tax liability in connection to the vesting of shares of Restricted Common Stock. On November 15, 2016, Mr. Lorber contributed 79,984 shares of Common Stock to Lorber Gamma Limited Partnership in exchange for additional partnership interests. On January 4, 2017, Mr. Lorber sold 300,000 shares of Common Stock in the open market at a price of $22.85 per share. On February 26, 2017, Mr. Lorber will vest in an option to acquire 607,752 shares of Common Stock at $13.27 per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Mr. Lorber has the right to acquire 1,125,679 shares of Common Stock pursuant to a December 2009 option agreement, which granted Mr. Lorber options to purchase shares of Common Stock at $10.02 per share. These options, which have a ten-year term, vest and become exercisable in their entirety on December 3, 2013.

CUSIP No. 92240M108        Page 4

Mr. Lorber has the right to acquire 536,037 shares of Common Stock pursuant to a January 2011 option agreement, which granted Mr. Lorber options to purchase shares of Common Stock at $12.88 per share. These options, which have a ten-year term, vest and become exercisable in their entirety on January 14, 2015.
Mr. Lorber has the right to acquire 607,752 shares of Common Stock pursuant to a February 2013 option agreement, which granted Mr. Lorber options to purchase shares of Common Stock at $13.27 per share. These options, which have a ten-year term, vest and become exercisable in their entirety on February 26, 2017.
Mr. Lorber has the right to acquire 289,406 shares of Common Stock pursuant to a February 2014 option agreement, which granted Mr. Lorber options to purchase shares of Common Stock at $16.98 per share. These options, which have a ten-year term, vest and become exercisable in their entirety on February 26, 2018.
Mr. Lorber has the right to acquire 275,625 shares of Common Stock pursuant to a February 2015 option agreement, which granted Mr. Lorber options to purchase shares of Common Stock at $20.96 per share. These options, which have a ten-year term, vest and become exercisable in their entirety on February 24, 2019.
Mr. Lorber has the right to acquire 262,500 shares of Common Stock pursuant to a February 2016 option agreement, which granted Mr. Lorber options to purchase shares of Common Stock at $22.13 per share. These options, which have a ten-year term, vest and become exercisable in their entirety on February 29, 2020.
Any then unexercisable options of the 2009, 2011, 2013, 2014, 2015 and 2016 option awards will vest and become exercisable upon the occurrence of a change of control or Mr. Lorber's death or disability. Under the terms of the 2009, 2011, 2013, 2014, 2015 and 2016 option awards, Common Stock dividend equivalents are paid on each option share.
Mr. Lorber is party to a contract with the Company dated January 27, 2006 (the “Lorber Agreement”). Following termination of his employment by the Company without cause (as defined in the Lorber Agreement), termination of his employment by him for certain reasons specified in the Lorber Agreement or upon death or disability, all of Mr. Lorber’s outstanding equity awards would be vested and any stock options granted after January 27, 2006 would continue to be exercisable for no less than two years or the remainder of the original term if shorter.

CUSIP No. 92240M108        Page 5

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS
(d) Exhibits.

Exhibit No.	Exhibit
10.9
Stock Option Agreement, dated February 29, 2016, between Vector Group Ltd. and Howard M. Lorber (incorporated by reference to Exhibit 10.1 of Vector Group Ltd.'s Form 10-Q for the quarterly period ended March 31, 2016).

CUSIP No. 92240M108        Page 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2017

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Attorney-In-Fact